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                             September 1, 2021

       Jason Krantz
       Chief Executive Officer
       Definitive Healthcare Corp.
       550 Cochituate Rd
       Framingham, MA 01701

                                                        Re: Definitive
Healthcare Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-258990

       Dear Mr. Krantz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed August 27, 2021

       Unaudited Pro Forma Consolidated Financial Information
       Notes to Unaudited Pro Forma Consolidated Financial Information (Year Ended December 31,
       2020 and six months ended June 30, 2021), page 87

   1.                                                   Refer to Note (4).
Please disclose the remaining unrecognized compensation
                                                        expense resulting from
the modification of the performance-based awards (page 70) and other equity awards
under the 2019 Equity Incentive Plan which will be recorded in accordance with their
respective vesting criteria after the IPO. Also, provide a forward-
                                                        looking discussion of
the future expense amounts in MD&A.
 Jason Krantz
FirstName  LastNameJason
Definitive Healthcare Corp.Krantz
Comapany 1,
September  NameDefinitive
              2021         Healthcare Corp.
September
Page 2     1, 2021 Page 2
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Operating Expenses
General and Administrative, page 101

2. Please state, if true, that general and administrative costs will significantly increase relative to prior periods due to the incremental costs arising from higher stock-based compensation, in addition to the other costs that you cited. Executive and Director Compensation
Summary Compensation Table, page 152

3. We note in footnote (1) you indicate that Mr. Shone served as your Chief Financial
         Officer from April 24, 2018 until March 15, 2021, when he transitioned to the position of
         Chief Administrative Officer. Tell us how you evaluated the significance of the change in
         Mr. Shone's level of service as required under the original award relative to the level of service expected of his new position and the probability of vesting of his original award as of his transition date. Based on your analysis, please address a resulting financial statement impact, if any.
Executive Severance, page 172

4. Please disclose the total aggregate cost of the benefits payable to Mr. Shone in connection with his separation. Also, explain to us how you will measure and recognize incremental compensation expense in light of his notice of retirement. Further, please clarify if he will forfeit any of the outstanding unvested Class B units attributed to him on page 157.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology